SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No.1)1
                      International Dispensing Corporation
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   459407 10 2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 1998
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 459407 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gregory B. Abbott

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,000,927

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     1,000,927

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,927

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement on Schedule 13D dated January 27, 1998 filed by Gregory B. Abbott (the "Reporting Person") is amended as follows:

Item 3 is amended to read in its entirety as follows:

"Item 3.   Source and Amount of Funds or Other Consideration.

     On January 27, 1998, the Reporting Person purchased an aggregate of 367,927 shares of Common Stock for an aggregate purchase price of $220,756.20, which amount was paid with the Reporting Person's personal funds.

     From February 5, 1998 to February 17, 1998, the Reporting Person purchased an aggregate of 185,000 shares of Common Stock for an aggregate purchase price of $197,887.50, which amount was paid with the Reporting Person's personal funds."

Item 5 is amended to read in its entirety as follows:

"Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person owns 1,000,927 shares of the Company's Common Stock which represents approximately 10.5% of the Company's outstanding Common Stock.

     (b) The Reporting Person has sole voting and investment power with respect to the 1,000,927 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on December 29, 1997, the Reporting Person made a purchase of 26,000 shares of Common Stock at a price of $1.00 per share; on January 27, 1998, the Reporting Person made a purchase of 367,927 shares of Common Stock at a price of $0.60 per share; on February 5, 1998, the Reporting Person made a purchase of 10,000 shares at a price of $0.9844 per share; on February 6, 1998, the Reporting Person made a purchase of 40,000 shares at a price of $1.0140 per share; on February 9, 1998, the Reporting Person made a purchase of 40,000 shares at a price of $0.9695 per share; on February 10, 1998, the Reporting Person made a purchase of 40,000 shares at a price of $.9431 per share; on February 13, 1998, the Reporting Person made a purchase of 24,000 shares at a price of $1.2012 per share; and on February 17, 1998, the Reporting Person made a purchase of 31,000 shares at a price of $1.3597 per share. All purchases made during the month of February were made in open market transactions.

     (d) Not applicable.

     (e) Not applicable."


                       (Continued on the following pages)

                               (Page 3 of 4 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                              April 14, 1998
                                              -------------------
                                              (Date)


                                              /s/ Gregory B. Abbott
                                              ----------------------------
                                              Gregory B. Abbott




                               (Page 4 of 4 Pages)